UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                             Pointer Telocation Ltd.
                             -----------------------
                                (Name of Issuer)

                       Ordinary Shares, NIS 3.00 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    M7946T104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ] Rule 13d-1(b)

 [X] Rule 13d-1(c)

 [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M7946T104


1   Name of Reporting Person:  Eurocom Holdings (1979) Ltd.
    I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:   Israel

    Number of       5       Sole Voting Power:   -0- Ordinary Shares
    Shares
    Beneficially    6       Shared Voting Power:   701,592 Ordinary Shares*
    Owned by
    Each            7       Sole Dispositive Power:   -0- Ordinary Shares
    Reporting
    Person With     8       Shared Dispositive Power:  701,592 Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        701,592 Ordinary Shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):  14.76%**

12  Type of Reporting Person (See Instructions):  CO


-----------------
* Mr. Shaul Elovitch and Eurocom Holdings (1979) Ltd., or Eurocom Holdings, are the beneficial owners of an aggregate 701,592 ordinary shares of the Issuer, of which 536,317 ordinary shares are held directly by Eurocom Holdings and 165,275 ordinary shares are held directly by Eurocom Communications Ltd., or Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% owned by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings and Eurocom Communications.

** Based on 4,752,931 ordinary shares issued and outstanding as of December 31, 2008 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

CUSIP No.  M7946T104


1   Name of Reporting Person:  Shaul Elovitch
    I.R.S. Identification No. of above person (entities only): N/A

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]
3   SEC Use Only

4   Citizenship or Place of Organization:   Israel

    Number of       5       Sole Voting Power:    -0- Ordinary Shares
    Shares
    Beneficially    6       Shared Voting Power:   701,592 Ordinary Shares*
    Owned by
    Each            7       Sole Dispositive Power:   -0- Ordinary Shares
    Reporting
    Person With     8       Shared Dispositive Power:   701,592 Ordinary Shares*

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                        701,592 Ordinary Shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions):                                                      [ ]

11  Percent of Class Represented by Amount in Row (9):   14.76%**

12  Type of Reporting Person (See Instructions):   IN


-----------------
* Mr. Shaul Elovitch and Eurocom Holdings are the beneficial owners of an aggregate 701,592 ordinary shares of the Issuer, of which 536,317 ordinary shares are held directly by Eurocom Holdings and 165,275 ordinary shares are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% owned by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings and Eurocom Communications.

** Based on 4,752,931 ordinary shares issued and outstanding as of December 31, 2008 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

Item 1.

(a)      Name of Issuer: Pointer Telocation Ltd.

(b)      Address of Issuer's Principal Executive Offices:
         14 Hamelacha Street, Afek Industrial Park, Rosh Haayin 48091, Israel

Item 2.

(a)      Name of Persons Filing:   Eurocom Holdings (1979) Ltd.
                                   Shaul Elovitch

         I.R.S. Identification No. of above person (entities only): N/A

(b)      Address of Principal Business Office or, if none, Residence:
         The address of each reporting person is 2 Dov Friedman Street, Ramat Gan 52503, Israel

(c) Citizenship: The entity and person identified in 2(a) above is a company organized under the laws of, or a citizen of, the State of Israel.

(d) Title of Class of Securities: Ordinary Shares, par value NIS 3.00 per share

(e)      CUSIP Number: M7946T104

Item 3.  Not applicable

Item 4.  Ownership

(a)-(c) The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2008:

-------------------------------- --------------- ------------ -------------- -------------- ------------------ -----------------
                                                                                Shared
                                                               Sole power      power to       Sole power to      Shared power
                                     Amount                    to vote or     vote or to      dispose or to    to dispose or to
                                  beneficially     Percent       direct         direct         direct the         direct the
          Reporting Person           owned:      of class*:     the vote:      the vote:     disposition of:   disposition of:
          ----------------           ------      ----------     ---------      ---------     ---------------   ---------------
-------------------------------- --------------- ------------ -------------- -------------- ------------------ -----------------
Eurocom Holdings (1979) Ltd.       701,592**       14.76%           0          701,592**            0             701,592**
-------------------------------- --------------- ------------ -------------- -------------- ------------------ -----------------
Shaul Elovitch                     701,592**       14.76%           0          701,592**            0             701,592**
-------------------------------- --------------- ------------ -------------- -------------- ------------------ -----------------

-----------------
* Based on 4,752,931 ordinary shares issued and outstanding as of December 31, 2008 (according to publicly available information filed by the Issuer with the Securities and Exchange Commission).

** Mr. Shaul Elovitch and Eurocom Holdings are the beneficial owners of an aggregate 701,592 ordinary shares of the Issuer, of which 536,317 ordinary shares are held directly by Eurocom Holdings and 165,275 ordinary shares are held directly by Eurocom Communications. Mr. Shaul Elovitch and his brother, Mr. Yossef Elovitch, own 80% and 20%, respectively, of Eurocom Holdings. (Mr. Shaul Elovitch and Mr. Yossef Elovitch own 75% and 25%, respectively, of Eurocom Holdings management shares). Eurocom Communications is 50.33% owned by Eurocom Holdings and 49% held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch. The remaining 0.67% of Eurocom Communications is held directly by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Eurocom Holdings and Eurocom Communications.

Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2009



                                            Eurocom Holdings (1979) Ltd.


                                            /s/ Shaul Elovitch
                                            ------------------
                                            Shaul Elovitch
                                            Chairman of the Board of Directors





                                            /s/ Shaul Elovitch
                                            ------------------
                                            Shaul Elovitch